Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 30 to Registration Statement No. 33-72424 on Form N-1A of our reports dated June 13, 2006, relating to the financial statements and financial highlights of Financial Investors Trust, including the U.S. Treasury Money Market Fund, U.S. Government Money Market Fund, Prime Money Market Fund, and the American Freedom U.S. Government Money Market Fund appearing in the Annual Report on Form N-CSR of Financial Investors Trust  for the year ended April 30, 2006, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and in the Statement of Additional Information, which are part of such Registration Statement.

Deloitte & Touche LLP

Denver, Colorado
August 28, 2006